

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 7, 2015

<u>Via E-mail</u>
Tiffany Aguayo
Chief Executive Officer
Sweets & Treats, Inc.
13113 Mesa Verde Way
Sylmar, California 91342-3451

> **Re:** **Sweets & Treats, Inc.**
> **Registration Statement on Form S-1**
> **Filed December 11, 2014**
> **File No. 333-200856**

Dear Ms. Aguayo:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Risk Factors, page 7

2.   We note that Ms. Aguayo is your sole officer and director. Please expand the first risk factor on page 9 and its caption (or in the alternative, provide a new risk factor) to address the potential conflicts of interest Ms. Aguayo faces in setting the level of her compensation and making other decisions on the company's behalf.

Adverse Effect of Disruptions to Our Supply Chain and Our Inability to Predict Demand, page 8

3.   Considering that you disclose at page 13 and elsewhere that you are "seeking the resources to open [your] first retail location," please revise to eliminate references to "your stores" and deliveries by distributors to such stores without appropriate qualifying or explanatory text.

Determination of Offering Price, page 12

4.   You disclose that you will be filing to obtain a quotation on the OTCBB concurrently with the filing of this prospectus. Please tell us the status of your application and whether a market maker has agreed to apply to have your common stock quoted on the OTCBB, and update the disclosure as appropriate.

Legal Proceedings, page 14

5.   Please disclose explicitly whether there are any such proceedings or claims, rather than merely suggesting "we are currently not aware" of any.

Management's Discussion and Analysis of Financial Condition and
Results of Operations, page 14

Liquidity and Capital Resources, page 16

6.   You disclose that your available cash will not be sufficient to satisfy your cash requirements. At page 15, you suggest that your plan of operations for the next 12 months includes the opening of your first retail location with an estimated cost of approximately $250,000. In addition, we note your disclosure that you are "dependent upon certain related parties to provide continued funding and capital resources." Please revise to clarify whether any obligation to advance funds exists, and, if so, please file any agreement as an exhibit and disclose all material terms including amount, duration, and pricing. See also Note 5 to your audited financial statements.

Transactions with Related Persons, Promoters and Certain Control Persons, page 18

7.   Please provide all of the disclosure Item 404(d) of Regulation S-K requires. In that regard, we note that your consolidated statements of cash flows reflect advances from stockholders in the two most recent fiscal years.

Exhibits

8.   With your next amendment, please file the opinion of counsel and also file a complete and fully executed version of share exchange agreement, which appears to have been filed in draft form.

<u>Consolidated Financial Statements, page F-1</u>

9.   Please update your financial statements to comply with Rule 8-08 of Regulation S-X and provide corresponding updated disclosures throughout your filing. In addition, please provide a currently dated consent from your independent accountant with future amended filings.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Diane Fritz, Staff Accountant, at (202) 551-3331 or Ethan Horowitz, Branch Chief, at (202) 551-3311 if you have questions regarding comments on the financial statements and related matters. Please contact Karina V. Dorin, Attorney-Advisor, at (202) 551-3763 or, in her absence, Timothy S. Levenberg, Special Counsel, at (202) 551-3707 with any other questions.

Sincerely,

/s/ Brad Skinner for

H. Roger Schwall
Assistant Director